UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F             X                         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                             No             X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                             No             X

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Further to the notice of inside information of 19 November 2021, with registration number 1182, relating to the execution of the first tranche of the buyback programme of own shares approved by the Board of Directors of BBVA (the “First Tranche”), and pursuant to article 5 of Regulation (EU) no. 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, and to articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, BBVA informs –on the basis of the information received from J.P. Morgan AG as the First Tranche manager– that it has carried out the following transactions over BBVA shares in execution of the First Tranche between 17 and 23 December 2021 (both inclusive):

Date Security Transaction Trading Venue Number of Shares Weighted average price € 17-dic-21 BBVA. MC Purchase XMAD 6.992.417 5,0114 17-dic-21 BBVA. MC Purchase CEUX 1.814.454 4,9091 17-dic-21 BBVA. MC Purchase TQEX 239.599 4,9020 17-dic-21 BBVA. MC Purchase AQEU 399.226 4,9045 20-dic-21 BBVA. MC Purchase XMAD 3.925.953 4,9254 20-dic-21 BBVA. MC Purchase CEUX 1.124.010 4,9261 20-dic-21 TQEX 20-dic-21 AQEU 2l-dic-21 BBVA. MC Purchase XMAD 1.220.428 5,0352 21-dic-21 CEUX 21-dic-21 TQEX 21-dic-21 AQEU 22-dic-21 BBVA. MC Purchase XMAD 3.512.546 5,0787 22-dic-21 CEUX 22-dic-21 TQEX 22-dic-21 AQEU 23-dic-21 BBVA. MC Purchase XMAD 2.618.943 5,1805 23-dic-21 CEUX 23-dic-21 TQEX 23-dic-21 AQEU TOTAL 21.847.576

Issuer name: Banco Bilbao Vizcaya Argentaria, S.A. - LEI K8MS7FD7N5Z2WQ51AZ71

ISIN Code of the ordinary shares of BBVA: ES0113211835

Detailed information regarding the transactions carried out within the referred period is attached as Annex I.

Madrid, 27 December 2021

ANNEX 1

Detailed information on each of the transactions carried out in execution of the First Tranche between 17 and 23 December 2021 (both inclusive)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: December 27, 2021
By: /s/ Antonio Borraz Peralta

Name: Antonio Borraz Peralta
Title: Assets and Liabilities Management Director